Exhibit (a)(5)(viii)
CONSECO ANNOUNCES CASH TENDER OFFER FOR ANY AND ALL OF ITS 3.50%
CONVERTIBLE DEBENTURES DUE SEPTEMBER 30, 2035 AT PAR
     CARMEL, Ind., Oct. 15 /PRNewswire-FirstCall/ — Conseco, Inc. (NYSE: CNO) announced today that it is commencing a cash tender offer to repurchase any and all of its outstanding 3.50% Convertible Debentures due September 30, 2035 (CUSIP Nos. 208464BH9 and 208464BG1) (the “Debentures”). As of the date hereof, there are $293.0 million aggregate principal amount of Debentures outstanding.
     The tender offer will expire at 12:00 midnight, New York City time, on November 12, 2009, unless extended or earlier terminated by Conseco. Tendered Debentures may be withdrawn at any time prior to the expiration date.
     Holders who validly tender and do not validly withdraw their Debentures on or prior to the expiration date will be eligible to receive an amount in cash equal to $1,000 for each $1,000 principal amount of Debentures tendered and accepted for payment. This consideration is equal to the repurchase price holders would be entitled to receive for their Debentures on September 30, 2010 if they exercise their put right on such date. In addition, holders whose Debentures are purchased in the tender offer will receive accrued and unpaid interest to, but not including, the settlement date of the tender offer. Conseco expects to pay the consideration for Debentures that have been tendered and accepted for purchase promptly following the expiration date.
     The tender offer is made upon the terms and conditions set forth in the Offer to Purchase dated October 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal. The tender offer is conditioned on the satisfaction or waiver of certain conditions, including, but not limited to, Conseco’s receipt, on the settlement date of the tender offer, of net proceeds from

Conseco’s previously announced private sales of 7.0% Convertible Senior Debentures due 2016 and common stock and warrants to purchase common stock in an aggregate amount at least equal to the aggregate consideration payable for Debentures accepted for purchase pursuant to the tender offer.
     Conseco has retained Morgan Stanley & Co. Incorporated to act as the dealer manager for the tender offer. Persons with questions regarding the tender offer should contact Morgan Stanley at (800) 624-1808 (toll-free). Requests for documentation may be directed to D.F. King & Co., Inc., the information agent, which can be contacted at (212) 269-5550 (for banks and brokers only) or (888) 869-7406 (for all others toll free).
     This press release is for informational purposes only and is neither an offer to purchase nor a solicitation to buy the Debentures, nor is it a solicitation for acceptance of the tender offer. The tender offer to purchase the Debentures is only being made by, and pursuant to the terms of the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that Conseco is distributing to holders of Debentures. The Offer to Purchase and the related Letter of Transmittal have also been filed today with the Securities and Exchange Commission (the “SEC”) as an exhibit to Conseco’s Schedule TO.
     Conseco’s board of directors has approved the tender offer. However, none of Conseco, the dealer manager, the information agent, the depositary, the trustee for the indenture governing the Debentures or any of their respective affiliates is making any recommendation as to whether holders should tender their Debentures for purchase pursuant to the tender offer, and none of them has authorized any person to make any such recommendation. Holders must make their own decision as to whether to tender their Debentures and, if so, the principal amount of the Debentures to tender, or refrain from taking any action in the tender offer with respect to any or all of such holders’ Debentures. Holders should consult their own financial and tax advisors regarding whether to tender any Debentures.
     The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
About Conseco
     Conseco, Inc.’s insurance companies help protect working American families and seniors from financial adversity: Medicare supplement, long-term care, cancer, critical illness and accident policies protect people against major unplanned expenses; annuities and life insurance products help people plan for their financial futures.
Cautionary Statement Regarding Forward-Looking Statements
     The statements, trend analyses and other information contained in this press release and elsewhere (such as in filings by Conseco with the SEC, presentations by Conseco or its management or oral statements) relative to markets for Conseco’s products and trends in the Conseco’s operations or financial results, as well as other statements, contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by the use of terms such as “anticipate, ” “believe, ” “plan, ” “estimate, ” “expect, ” “project, ” “intend,” “may, ” “will, ” “would, ” “contemplate, ” “possible, ” “attempt, ” “seek, ” “should, ” “could, ” “goal, ” “target, ” “on track, ” “comfortable with,” “optimistic” and similar words, although some forward-looking statements are expressed differently. Statements that contain these words should be considered carefully because they describe the Conseco’s expectations, plans, strategies and goals and the Conseco’s beliefs concerning future business conditions, the Conseco’s results of operations, financial position, and the Conseco’s business outlook or they state other “forward-looking” information based on currently available information. The “Risk Factors” section of Conseco’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q provides examples of risks, uncertainties and events that could cause the Conseco’s actual results to differ materially from the expectations expressed in forward-looking statements.
     All written or oral forward-looking statements attributable to Conseco are expressly qualified in their entirety by the foregoing cautionary statement. The forward-looking statements speak only as of the date made. Conseco assumes no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.